[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

December 22, 2009

VIA EDGAR AND BY HAND

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Primerica, Inc. Amendment No. 1 to Registration
Statement on Form S-1 (File No. 333-162918)

Dear Mr. Riedler:

On behalf of Primerica, Inc., a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement filed with the Commission on November 5, 2009.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of December 3, 2009 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 2 -

General

1.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

The Company will file a pre-effective amendment containing pricing related information prior to circulating the prospectus. At this time, a price range has not been determined.

2.	Please note that when you file a pre-effective amendment that includes your price-range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

The Company will comply with the Staff’s interpretation of price range disclosure upon filing a pre-effective amendment that includes a price range.

3.	Please provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments and that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

Prior to distribution of the preliminary prospectus, the Company will supplementally provide the Staff with copies of all the graphic, photographic and artistic materials that it will include in the prospectus.

Cover Page

4.	Please disclose the full legal name of “Citi” on the bottom of the cover page.

The front cover of the prospectus has been revised to state that Citigroup Global Markets Inc. is acting as the sole book-running manager of the offering. Citigroup Global Markets Inc. uses the trade name “Citi” as a matter of course in marketing materials, including on the cover pages of prospectuses.

Prospectus Summary, page 1

5.	Please include an organizational chart in the summary section to illustrate the relationships of the various entities discussed throughout the filing, mainly the subsidiaries which will be transferred to the company prior to completion of the offering, both before and after the “concurrent transactions” are completed.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 3 -

The disclosure on page 8 has been revised to provide a chart reflecting the Company’s ownership and corporate structure following the offering and concurrent transactions, preceded by disclosure explaining the transactions through which such corporate structure was formed, and clarifying that prior to such transactions the issuer will have no material assets or liabilities.

6.	We note your discussion on pages 4 through 6 under the headings “Our Strengths” and “Our Strategy.” Please balance this disclosure with a subsection which highlights in sufficient detail and in bulleted format the major risks and challenges the company will face in the near future.

The disclosure on page 6 has been revised to highlight the risk factors described elsewhere in the prospectus.

Risk Factors, page 12

“Our failure to continue to attract large numbers of new recruits and retain sales representatives or to maintain the licensing success of our sales representatives would materially adversely affect our business.” page 12

7.	We note the following statement on page 12: “Furthermore, if we or any other direct sales businesses with a similar distribution structure engage in practices resulting in increased negative public attention for our business, the resulting reputational challenges could adversely affect our ability to attract new recruits.” Please revise your disclosure to discuss any significant negative publicity the company or similarly organized companies have received to date.

The disclosure has been revised on page 13.

“There are a number of laws and regulations that could apply to our distribution model, which subjects us to the risk that we may have to modify our distribution structure.” page 12

8.	Please revise your discussion to briefly explain “business opportunity” and “franchise laws.”

The disclosure on pages 13 and 14 has been revised to briefly explain business opportunity and franchise laws.

9.	Please revise your discussion to explain what facts you have relied on in concluding that you are not subject to business opportunity laws, franchise laws and laws that are intended to eliminate pyramid schemes.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 4 -

The disclosure on page 14 has been revised to explain the basis for the Company’s conclusion that it is not subject to business opportunity laws, franchise laws and laws that are intended to eliminate pyramid schemes.

10.	Please revise your discussion to explain any current regulatory constraints on your ability to recruit new sales representatives.

The Company believes that there are no material regulatory constraints on its ability to recruit new sales representatives. The Company and its sales representatives are subject to federal laws adopted pursuant to the Do-Not-Call Improvement Act of 2007 that restrict telephonic solicitations, but such laws do not materially constrain the Company’s recruitment efforts.

11.	Please define “pyramid scheme” where used on page 13.

The disclosure on page 14 has been revised to define the term “pyramid scheme.”

“There may be adverse tax and employment law consequences if the independent contractor status of our sales representatives is successfully challenged.” page 13

12.	Please briefly explain the facts relied upon in determining that your sales representatives should be considered “independent contractors” for income tax purposes.

In 1997, the IRS issued a Technical Advice Memorandum confirming that certain of the Company’s sales representatives, including RVPs, are independent contractors. Numerous state courts have also concluded that the Company’s sales representatives are independent contractors. The following facts contributed to these findings by the IRS and courts. The Company’s sales representatives are required to obtain and maintain all necessary licenses allowing them to engage in the sale of insurance. Sales representatives set their own hours of work and most generally work off-site. They incur significant expenses operating and maintaining their businesses including, for certain representatives, expenses required to maintain an office outside their home and to pay all the expenses associated with maintaining and operating their office. Sales representatives find their own leads, are paid based on the sale of products and set their own hours. They receive no guaranteed minimum compensation; therefore, they assume the risk of realizing a profit or incurring a loss as a result of their efforts. Sales representatives are not restricted to a specific territory, and they are allowed to work for persons and entities other than the Company. In fact, many sales representatives do work for others and only sell term life insurance and other products for the Company as a source of additional income. Each sales representative enters into a written contract designating such representative as an independent contractor. Consistent with other factors applied by the IRS in determining independent contractor status, no federal income tax or social security and Medicare taxes are withheld from amounts paid to the sales representatives, and no employee-type benefits are provided by the Company to the sales representatives.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 5 -

The Company has been informed by Blake, Cassels & Graydon LLP, Canadian counsel to the Company, that under Canadian law, the difference between independent contractors and employees turns primarily on a control test. Factors considered by Canadian courts, tribunals and revenue agencies include the degree of control exercised by the enterprise over what the person in question does, whether set hours and place of work are dictated, etc. Secondary tests include integration issues such as e-mail addresses, titles and similar indicia of an employee relationship. The Company is not aware of any definitive ruling by a Canadian court, tribunal or revenue agency with respect to the question of whether its sales representatives are in fact independent contractors under Canadian law.

“Our sales representatives’ non-compliance with any applicable laws could subject us to material liabilities.” page 14

13.	We note the following statement on page 14: “Some of these requirements and procedures vary from jurisdiction to jurisdiction, but many of them... arise from applicable securities laws or from the rules promulgated by... FINRA, or other applicable regulatory authorities.” Please revise this statement to name the “other applicable regulatory authorities” which regulate the company’s products and relationships with its clients.

The disclosure on page 15 has been revised to name the principal regulatory authorities referred to.

14.	We note the following statement on page 14: “In addition, from time to time, we are subject to private litigation as a result of misconduct by our sales representatives.” Please expand this statement to provide examples of past misconduct that has resulted in private litigation against the company.

The disclosure on page 16 has been revised to provide examples of alleged misconduct by the Company’s sales representatives that resulted in private litigation against the Company.

“We may face significant losses if our actual experience differs from our expectations regarding mortality or persistency.” page 15

15.	Please define “DAC” where first used on page 15.

The disclosure on page 17 has been revised to define the acronym “DAC.”

“A decline in the risk-based capital, or RBC, of our insurance subsidiaries could result in increased scrutiny by insurance regulators and ratings agencies and have a material adverse effect on our business, financial condition and results of operations.” page 16

16.	Please revise your discussion in this risk factor to disclose the minimum amounts of reserves you will be required to maintain after the concurrent transactions and offering and compare this amount to the actual reserves you expect to have in place at that time.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 6 -

The disclosure on page 18 has been revised to disclose the minimum levels of risk based capital that the Company will be required to maintain after the offering, and to state that the Company will initially be capitalized in order to comply with such levels.

“A ratings downgrade by a ratings organization could materially adversely affect our business, financial condition and results of operations.” page 17

17.	We note that various news agencies have recently reported that A.M. Best Co. and S&P have placed under review with negative implications the financial strength rating of Primerica Life Insurance Company and its subsidiaries, National Benefit Life Insurance Company and Primerica Life Insurance Company of Canada. Please revise your disclosure in this risk factor and on page 112 to disclose that the A.M. Best Co. and S&P ratings are under review with negative implications and could be subject to downgrade, and disclose the position of the rating of each entity (i.e. second out of sixteen, third out of twenty, etc.).

The disclosure on pages 19 and 116 has been revised to describe the ratings review with negative implications, and to disclose that the Company’s ratings could be subject to downgrade and the position of the Company’s rating within the ratings levels of A.M. Best and Standard & Poor’s.

“Credit deterioration in, and the effects of interest rate fluctuations on, our invested asset portfolio materially adversely affect our business, financial condition and results of operations.” page 18

18.	Please revise your discussion of this risk factor to address the current state of the credit market and interest rate fluctuations as a result of the recent economic downturn.

The risk factor on page 20 has been revised to discuss the impact of fluctuations in credit quality and interest rates on the Company’s invested asset portfolio.

19.	We note the following statement on page 18: “Our invested asset portfolio is also exposed to risks associated with the broader equity markets to the extent of the relatively small position we maintain in equity securities.” Please revise your discussion to quantify the company’s position in equity securities as of the most recent practicable date.

The disclosure on page 20 has been revised to quantify the Company’s holdings of equity securities as of September 30, 2009.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 7 -

“Valuation of our investments and the determination of whether a decline in the fair value of our invested assets is other-than-temporary are based on methodologies and estimates that may prove to be incorrect.” page 19

20.	Please revise your discussion in this risk factor to quantify the effect of market conditions on the value of your investments in debt and equity securities, including the amount of other-than-temporary losses since the beginning of fiscal year 2008.

The Company believes the more appropriate place to quantify the effect of market conditions on the value of its investments, including the amount of other-than-temporary impairments, is as part of its revised disclosure in the risk factor “Credit deterioration in, and the effects of interest rate fluctuations on, our invested asset portfolio could materially adversely affect our business, financial condition and results of operations.” The disclosure in such risk factor on page 20 has been revised to quantify these effects.

“The failure by any of our reinsurers to perform its obligations to us could have a material adverse effect on our business, financial condition and results of operations.” page 19

21.	Please revise your discussion in this risk factor to quantify the amount of your outstanding receivables from reinsurers and to discuss any problems you have experienced with reinsurers not being able to meet their obligations during the past two years.

The Company has not experienced any payment defaults with respect to any of its reinsurance agreements during the past two years. The disclosure on page 21 has been revised to quantify the amount of the Company’s receivables due from reinsurers.

“A decision by certain mutual funds to discontinue custodial or recordkeeping services with us would material adversely affect our business, financial condition and results of operations.” page 20

22.	Please disclose the names of the fund companies you provide custodial and recordkeeping services to, highlighting those you receive revenue sharing payments from.

The disclosure on page 23 has been revised to disclose the mutual fund companies for which the Company provides custodial and recordkeeping services and to highlight those with which the Company has revenue sharing agreements.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 8 -

“We are subject to extensive federal, state and provincial securities legislation and regulation, changes which may require us to alter our business practices and could materially adversely affect our business, financial condition and results of operations.” page 21

23.	We note the following statement on page 21: “U.S. federal and state securities laws apply to our sales of mutual funds and certain insurance products that are also ‘securities,’ including variable annuities.” Please revise your disclosure in all places where applicable to list each of your insurance products that are also considered securities under U.S. federal and state securities laws.

In the United States, the only products sold by the Company that the Company considers to be both insurance and securities products are variable annuities. The discussion on page 23 has been revised to disclose this.

Non-Compliance with applicable regulations could lead to revocation of our subsidiary’s status a non-bank custodian.” page 22

24.	Please define “non-bank custodian” where used on page 22.

The disclosure on page 25 has been revised to define the term “non-bank custodian.”

“The current economic environment and stringent credit policies may continue to negatively affect our loan production.” page 22

25.	Please identify the “government-sponsored enterprises” to which you refer on page 23.

The disclosure on page 25 has been revised to identify Fannie Mae and Freddie Mac as the government-sponsored enterprises.

“The loss of our Citi-affiliated lenders may reduce sales of our loan products.” page 23

26.	We note the following statement on page 23: “In addition, in Canada, there is some uncertainty as to the availability of funding for our loan referral program.” Please revise your disclosure to discuss the circumstances surrounding such uncertainty.

The disclosure on page 26 has been revised to discuss the circumstances pursuant to which the availability of funding for the Company’s loan referral program has been made uncertain.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 9 -

“We may need to incur debt or issue additional equity in order to meet our operating and regulatory capital requirements.” page 27

27.	Please provide an estimate of the “cash outflows” mentioned in the first sentence of this risk factor discussion.

The disclosure on page 29 has been revised to explain the nature of the cash outflows that the Company expects to incur. However, because any estimates of such outflows are dependent on the volume and timing of future sales of term life insurance, commission rates and other expenses that may vary from current levels and other factors, the Company is not able to make reasonably reliable estimates of these future cash outflows.

“Our non-compliance with the covenants of the Citi note could result in a reduction in our liquidity and lead to downgrades in our financial strength ratings.” page 27

28.	Please expand your disclosure on page 155 to include a summary of the Citi note covenants and provide a cross-reference to the discussion in this risk factor.

The Company will provide an appropriately detailed description of the terms of the Citi note and its covenants in the prospectus prior to the distribution of the preliminary prospectus.

“We may be materially adversely affected by currency fluctuations in the United States dollar versus the Canadian dollar.” page 28

29.	Please revise your disclosure to include the exchange rate range between the U.S. and Canadian dollar over the course of the past three years.

The disclosure on page 31 has been revised to include the exchange rate between the U.S. dollar and the Canadian dollar over the past three years.

“We expect to incur significant charges in connection with this offering and incremental costs as a stand-alone public company.” page 30

30.	We note the following statement on page 30: “We will need to replicate or replace certain facilities, systems and infrastructure to which we will no longer have the same access after this offering.” Please revise your disclosure to describe the facilities, systems and infrastructure which will need to be replaced or replicated as a result of becoming a stand-alone public company.

The disclosure on page 33 has been revised to describe the functions that the Company believes it will need to replicate or replace following this offering.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 10 -

“If Citi sells a controlling interest in our company to a third party in a private transaction, you may not realize any change of control premium on the shares of our common stock purchased in this offering.” page 31

31.	Please revise your disclosure in this risk factor to note, as you have elsewhere in the filing, that Citi intends to divest its remaining interest in the company “as soon as is practicable, subject to market and other conditions” in replacement of the clause “except as otherwise described in this prospectus.”

The risk factor on page 34 has been revised to conform it to the disclosure concerning Citi’s intentions elsewhere in the prospectus.

“We are subject to banking regulations that may limit our business activities.” page 31

32.	We note the following statement on page 32: “Citi and its subsidiaries are also subject to examination by various banking regulators.” Please revise this sentence to include the names of the various banking regulators and agencies to which you refer.

The disclosure on page 35 has been revised to identify the various banking regulators and agencies that regulate Citi and the Company.

Dividend Policy, page 39

33.	We note the following statement on page 39: “Our sole asset is the capital stock of our subsidiaries.” This statement is confusing in light of the fact that the company elsewhere in the filing states that the subsidiaries of Citi will be transferred to the company prior to the completion of the offering but that such transfer has not yet occurred. Please revise your statement to clarify, if true, that the sole asset of the company “will be” the capital stock of the subsidiaries to be transferred.

The disclosure on page 41 has been revised to clarify the composition of the Company’s assets and liabilities before and after the offering.

Dilution, page 40

34.	Please revise the table to begin with your historical net tangible book value and then include a line item attributable to the pro forma adjustments to arrive at pro forma net tangible book value per share.

The dilution table page 42 has been revised as requested.

Selected Historical Combined Financial Data, page 42

35.	Please provide five full years of financial data as required by Item 301 of Regulation S-K. In addition, it appears that the earnings per share data you propose to include should be labeled “pro forma.” Please revise your disclosures accordingly or tell us why your current disclosure is appropriate.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 11 -

The Company does not currently expect that the Registration Statement will be declared effective prior to the inclusion of audited financial statements for the fiscal year ended December 31, 2009. The Company will provide Selected Historical Combined Financial Data for the fiscal year ended December 31, 2009 once the audited financial statements for such fiscal year are available and prior to distribution of the preliminary prospectus.

Although Item 301 of Regulation S-K requires that the Company provide earnings and cash dividends per share in the Selected Historical Combined Financial Data, the Company believes that such data would not be meaningful to investors because the Company did not exist as a historical entity during periods presented prior to the fourth fiscal quarter of 2009, and existed only as a newly formed corporation with no material assets or liabilities during such quarter. However, the Company believes that such data would be meaningful to investors on a pro forma basis to reflect the shares of the Company’s Common Stock to be outstanding immediately following the offering. The Company will revise the Pro Forma Combined Statement of Operations for the nine months ended September 30, 2009 on page 50 to include earnings per share.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Citi Reinsurance Transactions and the Other Concurrent Transactions, page 51

36.	You disclose in several sections of the filing that you will receive a ceding commission from the Citi reinsurers. Please expand Note 2(m) to disclose how you account for ceding commissions received.

The Company did not disclose the accounting for ceding commissions in Note 2(m) because ceding commissions (also known as ceding allowances) on reinsurance contracts in-force for the periods presented were not material. Once the reinsurance contracts with Citi affiliates are executed, the ceding commissions will be material. Therefore the accounting policy for ceding allowances in subsequent filings will be noted in Note 2(m) as follows: “Ceding allowances are treated as a reduction to insurance commissions and expenses and are recognized when due from the assuming company.” As the proposed reinsurance agreements are with entities under common control, the related party aspects for this transaction will be disclosed in the related party footnote.

37.	Please expand your disclosure to clarify why you will exchange certain of your invested assets for certain invested assets held by Citi and describe the nature of the invested assets to be exchanged.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 12 -

The Company and Citi are considering effecting an asset exchange transaction prior to consummation of the offering in order to strengthen the quality of the Company’s invested asset portfolio if such strengthening is deemed necessary. The final determination as to whether such transaction will be necessary will largely be dependent on the composition and quality of the Company’s remaining invested asset portfolio after giving effect to: (1) the transfer of a substantial portion of the invested asset portfolio to Citi in connection with the Citi reinsurance transactions; (2) changes in the portfolio prior to the offering resulting from macroeconomic and issuer-specific factors; and (3) investment management decisions. For purposes of this Amendment, the Company has removed references to the asset exchange transaction. However, if the Company and Citi subsequently determine to effect an asset exchange, the Company will expand the disclosure in the preliminary prospectus to describe the rationale for the exchange and the nature of the assets to be exchanged. As indicated in the disclosure set forth on pages 92 through 95, the Company intends to provide detailed tabular disclosure concerning the composition of its pro forma invested asset portfolio.

Tightening of credit, page 54

38.	We note the following statement on page 54: “We experienced a significant decline in the sale of loan products in recent periods.” Please revise your disclosure in this section to quantify the decline in your sale of loan products by comparing sales for the fiscal year ended December 31, 2008 to the comparable period in 2007, and the six months ended June 30, 2009 to the comparable period in 2008.

The requested disclosure has been added on page 56.

Reinsurance, page 54

39.	We note the following statement on page 55: “The majority of our reinsurers have retained strong financial strength ratings; however, two of our reinsurers have financial strength ratings that are well below where they were when we entered into our contracts.” Please revise your disclosure to name these two parties and to disclose their current financial strength ratings.

The disclosure on page 57 has been revised to name the two reinsurers.

Sales, page 56

40.	Please refer to the annualized ratio of new policies issued per year to licensed sales representatives for the interim periods. Based on your disclosure that “sales volume of term life insurance products in any given fiscal period may vary based on a variety of factors”, disclose the basis for your assumption that the number of new policies issued during the interim period will continue for the remainder of the year.

The disclosure on page 58 has been revised to provide the average monthly rate of new policies issued to licensed sales representatives rather than the annualized ratio of such policies.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 13 -

Accuracy of our pricing assumptions, page 56

41.	We note your statement that pricing determinations are based on your best estimates, expected investment yields and “other assumptions.” Please revise your disclosure to expand on the “other assumptions” used.

The disclosure on page 58 has been revised to expand on the other assumptions used.

Reinsurance, page 57

42.	We note the following statement on page 58: “Except for the Citi reinsurance transactions, we have no current intention to enter into co-insurance arrangements in the near term, and our legacy co-insurance arrangements will not materially affect our results for periods following this offering.” Please provide your basis for the latter part of this sentence.

The net expense associated with the Company’s legacy coinsurance block was approximately $4.0 million for the nine months ended September 30, 2009, or approximately $800,000 on a pro forma basis after giving effect to the Transactions. Moreover, because the Company’s legacy coinsurance is a closed block of business, its financial impact will continue to decline over time as the policies lapse.

Investments and Savings Products, page 59

43.	Please balance your tabular presentations of sales of mutual funds and variable annuities, and the value of assets in client accounts with disclosure of the amount of fee revenues earned by these products for each period presented. This comment also applies to your disclosure on page 114.

The tables on pages 61 and 118 have been revised to include sales-based revenues, asset-based revenues and account-based revenues for each period indicated.

Critical Accounting Policies

Deferred Policy Acquisition Costs, or DAC, page 64

44.	Since it appears that deferred acquisition cost amortization in a particular period may increase or decrease materially, provide a discussion of its sensitivity to reasonably possible changes in key assumptions, such as persistency.

The disclosure on page 66 has been revised in response to provide the requested sensitivity analysis.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 14 -

Change in DAC and reserve estimation approach, page 66

45.	Regarding the review of your reserving methodology in 2008, please address the following:

•	Disclose the facts and circumstances on why you reviewed your reserving methodology in 2008 and not earlier if your approach was not typical of other insurance companies.

The disclosure on pages 67 and 68 has been revised to discuss why the Company changed its reserving methodology.

•	Tell us your basis under GAAP for changing your reserving methodologies. Cite authoritative accounting literature to support the change in approach.

The Company’s responses to this portion of the Comment are included in the discussion below.

•	Explain to us why this is a change in estimate effected by a change in accounting principle. Tell us the change in accounting principle.

FAS 60 does not specify a particular methodology to be used to estimate reserves. Rather, FAS 60 paragraph 21 indicates the reserve is an estimate. It states:

“The liability shall be estimated using methods that include assumptions, such as estimates of expected investment yields, mortality, morbidity, terminations, and expenses, applicable at the time the insurance contracts are made. The liability also shall consider other assumptions relating to guaranteed contract benefits, such as coupons, annual endowments, and conversion privileges. The assumptions shall include provision for the risk of adverse deviation….”

Paragraph 29 of FAS 60 further states:

“[A]cquisition costs shall be allocated by groupings of insurance contracts consistent with the enterprise’s manner of acquiring, servicing, and measuring the profitability of its insurance contracts.”

The AICPA’s Audit & Accounting Guide, Life and Health Insurance Entities, paragraph 8.12, states:

“Advances in data-processing capabilities have made it possible to calculate the reserve for each contract on a seriatim basis (contract-by-contract basis), considering the exact day of issue, the actual premium payment modes, and the contract’s provisions as to return of premium or other features.”

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 15 -

Paragraphs 2(c) and (d) of FAS 154 define the following:

“Change in accounting principle—a change from one generally accepted accounting principle to another generally accepted accounting principle when there are two or more generally accepted accounting principles that apply or when the accounting principle formerly used is no longer generally accepted. A change in the method of applying an accounting principle also is considered a change in accounting principle.

Change in accounting estimate—a change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets of liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations.”

Paragraph 20 of FAS 154 states:

“The effect of the change in accounting principle, or the method of applying it, may be inseparable from the effect of the change in accounting estimate. Changes of that type often are related to the continuing process of obtaining additional information and revising estimates and, therefore, are considered changes in estimates for purposes of applying this Statement.”

The required reserves and related DAC are, by definition, estimates. By calculating the estimates on a policy-by-policy methodology, the Company is calculating a more refined estimate of the future benefits and obligations associated with the future benefit reserve and deferred policy acquisition costs.

The system implementation represents a change in estimate embedded in a change in methodology as outlined in FAS 154. The effect of the change in accounting estimate is inseparable from the effect of the change in accounting principle. In accordance with FAS 60 and FAS 154, the Company has accounted for this change in estimate prospectively.

•

Based on your disclosure it appears that you are changing pricing assumptions based on actual persistency, resulting in an unlocking. Explain to us how your revisions to DAC and the reserve for future policy benefits comply with SFAS 60 which states that “original assumptions shall continue to be used in subsequent accounting periods to determine changes in the liability for future policy benefits (often referred to as the “lock-in concept”) unless a premium deficiency exists.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 16 -

Under both the prior and new estimation approaches, the pricing assumptions are not unlocked. Future assumptions for mortality, interest and persistency all remain at the originally assumed, “locked-in” pricing assumptions. In the descriptions of each approach, the Company describes how actual persistency is reflected.

•	Tell us if the change was a result of a premium deficiency.

The change was not the result of a premium deficiency. A premium deficiency exists if the existing reserves combined with the present value of gross premiums are less than the unamortized acquisition costs and present value of benefits and direct maintenance costs. The Company performed its annual recoverability test under the prior estimation approach, and the reserves plus the present value of premiums were much greater than the unamortized acquisition costs and present value of benefits and direct maintenance costs, thus no premium deficiency existed.

•

Explain to us why the change in your DAC and reserve estimation approach necessitated a change in the treatment for premiums and other corresponding items. Cite authoritative accounting literature to support the change in the treatment of these items.

The change in the Company’s DAC and reserve estimation approach did not necessitate a change in the treatment for premiums and other corresponding items. The Company has revised its disclosure on pages 67 and 68 accordingly. The change in the Company’s DAC and reserve estimation approach resulted from the implementation of a system designed to perform policy-by-policy calculations. Concurrent with the system implementation, the Company modified its mechanical calculation of premiums and other corresponding items. FAS 113 paragraph 20 states: “Reinsurance receivables shall be recognized in a manner consistent with the liabilities.” The Company believes that both its old estimation approach and new estimation approach meet this requirement. The change did not have a material impact on the Company’s financial statements. The table on page 68 further quantifies the impact of these changes.

Goodwill, page 68

46.	Your disclosure that “due to market deterioration, we performed another impairment test of goodwill as of December 31, 2008” is vague. Please expand your disclosure here or in Note 11 to specify the facts and circumstances leading to the impairment. It appears that the deterioration in the financial markets and economic outlook were significant factors in making the determination that the fair value of the goodwill for your term life insurance reporting unit was zero. Based on your disclosure in Note 2(f) it appears that when determining fair value, you utilize various assumptions, including projections of future cash flows and discount rates. Explain why these assumptions, including projections of future cash flows, determined the fair value to be zero when it appears that the term life insurance is a material part of your business.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 17 -

The disclosure on pages 70 and 71 and F-35 and F-36 has been revised to discuss the facts and circumstances leading to the Company’s impairment test of goodwill as of December 31, 2008, and to explain the assumptions used by the Company in determining fair value.

Results of Operations

Six Months Ended June 30, 2009 as Compared to Six Months Ended June 30, 2008

47.	Please revise your disclosure to provide a description of the “Other, net” categories on pages 73, 74 and 75.

The Company has revised its description of the “Other, net” line item on page 72 to provide a more complete list of the items comprising such line item. The disclosure on pages 75, 77 and 78 describes the variances on the “Other, net” line item between periods.

Fiscal Year Ended December 31, 2008 as Compared to the Fiscal Year Ended December 31, 2007

48.	We note that you have listed a decrease in “other expenses” of $0.8 million under the “Acquisition and operating expenses, net of deferrals” heading on page 80. Please revise to explain what you mean by “other expenses.”

The disclosure on page 82 has been revised to indicate that $0.8 million was an incentive compensation expense.

49.	We note that one of the reasons for the decline in sales revenues listed on page 81 is the “cancellation of an underwriting concession fee arrangement with a mutual fund originator in 2008.” Please revise your disclosure to provide the name of this mutual fund originator.

The disclosure on page 83 has been revised to identify the mutual fund originator.

Fiscal Year Ended December 31 2007 as Compared to the Fiscal Year Ended December 31, 2006

50.	Please explain the reasons for the $3.5 million decrease in Corporate and Other Distributed Products listed in the “Income before income taxes” section on page 84.

The Company respectfully notes that the decline in the Company’s income before income taxes of $3.5 million for the year ended December 31, 2007 as compared to the prior year is fully described in management’s discussion and analysis of the Corporate and Other Distributed Products section for such periods beginning on page 90.

Investments, page 90

51.	We note your statement on page 90 that the investment committee “which will be comprised of members of our management and board of directors following this

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 18 -

offering, establishes investment guidelines and supervises our investment activity.” It is unclear from this statement whether you are discussing a committee that the predecessor entities currently have in place or whether you should have used the future tense in the latter part of the sentence because you are describing what will happen after the committee is formed. Please clarify.

The Company currently has an investment committee composed of members of its senior management team. Prior to completion of the offering, the Company will expand such committee to include members of the Company’s board of directors. The disclosure on page 92 has been revised accordingly.

Liquidity and Capital Resources, page 93

52.	Please provide the basis for the following statement on page 95: “We expect that our RBC... will be higher than those of many in our peer group immediately following this offering.”

The statement regarding the Company’s expectations of its risk based capital level following the offering vis-à-vis its peer group has been deleted.

53.	Please revise your disclosure on page 95 to state whether or not the company currently meets Canada’s minimum capital requirements as overseen by OSFI.

The disclosure on page 97 has been revised as requested.

Contractual Cash Payment Obligations, page 95

54.	We note that you have not included insurance liabilities to be paid in the contractual obligation table. Even though estimated future premiums may exceed certain related cash requirements and the timing of any related cash flows is uncertain, the estimated amount and timing of these payments should be disclosed in the table under the heading, Other Long-term liabilities Reflected on the Registrant’s Balance Sheet Under GAAP, as required by Item 303(a)(5) of Regulation S-K. Furthermore, it appears that you make assumptions regarding the timing of payments in estimating future policy benefits, policy claims and benefits payable. Therefore, please revise the table to include amounts consistent with those assumptions. Please note that the amounts disclosed should be presented undiscounted and gross of any reinsurance recoverable. Include disclosure to explain any difference between the amounts presented in the table and the corresponding liability on the balance sheet.

The Company has revised the table on pages 97 and 98 to include policy claims and future policy benefits. The future policy benefits liability recorded on the Company’s combined balance sheets is recorded in accordance with ASC 944-605-25-3 and represents the discounted value of estimated future policy benefits based on locked-in, original pricing assumptions less

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 19 -

the discounted value of estimated future “net benefit” premiums. The estimated future premiums, without which there would be no policy benefit obligation, exceeded the estimated benefit and commission obligations in all periods presented, and therefore the net obligation is shown as zero.

Sensitivity Analysis, page 97

55.	In the “interest rate risk” section on page 97, it appears that the actual securities positions should be provided as of June 30, 2009 rather than June 30, 2008. Please revise.

The referenced date has been revised to September 30, 2009.

Business, page 98

56.	Please revise your disclosure in this section to include a summary similar to that in Note 2 to the Consolidated Financial Statements on page F-7 regarding the names of the legal entities to be transferred to the company by Citi.

The disclosure on page 133 has been revised to provide the names of the legal entities to be transferred to the Company by Citi prior to the offering.

57.	Please revise your disclosure in this section to include the names of the company’s four primary reinsurers, as discussed in Note 9 to the Consolidated Financial Statements on page F-30. Include a description of the reinsurer’s financial strength ratings, the amount reinsured with each and a description of the material terms of your agreements with each. Also, please file copies of the agreements as exhibits to the registration statement, to the extent you have not already done so.

The requested disclosure has been added on page 117. With the exception of the reinsurance agreements that the Company will enter into in connection with the Citi reinsurance transactions (which the Company plans to file as exhibits to the Registration Statement in a subsequent amendment), the Company has concluded that none of its existing reinsurance agreements are material contracts as defined by Item 601(b)(10) of Regulation S-K. The Company has reinsured a significant portion of the death benefits in its U.S. term life insurance business in-force on a yearly renewable term basis since 1994, and believes its reinsurance agreements are contracts made in the ordinary course of its business. The Company has reinsurance agreements with numerous reinsurers, and does not believe that any of its individual reinsurance agreements are contracts upon which the Company’s business is “substantially dependent,” as contemplated by paragraph (10)(ii)(B) of Item 601(b) of Regulation S-K. The Company believes that each of these reinsurance agreements is generally reflective of standard industry terms, and that there are other reinsurers that would be willing to provide similar YRT reinsurance to the Company if the Company elected not to continue doing business with any particular existing reinsurer. Furthermore, given the number of reinsurance agreements currently

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 20 -

covering the Company’s block of term life insurance business, the Company’s exposure to a failure to perform by the counterparty to any individual reinsurance contract would not be expected to materially disrupt the Company’s ability to operate its business. Finally, the significance of the existing reinsurance agreements to the Company as a whole will be diminished after the offering as a result of the Citi reinsurance transactions, which will reduce the relative significance of the term life insurance business to the Company as a whole in the near term. This reduction in scale of the term life insurance segment likewise reduces the relative significance of these individual legacy reinsurance agreements.

58.	We note the following statement on page 98: “We understand the financial needs of middle income segment well.” Please revise this statement to be expressed as opinion rather than fact.

The referenced statement on page 101 has been revised as requested.

59.	We note the following statement on page 105: “The Client Account Manager is expected to provide our sales representatives with additional product sales opportunities for our investment and savings products.” Please expand your disclosure to explain how and what additional opportunities this tool will provide to your sales representatives.

The disclosure on page 108 has been expanded to explain how the Client Account Manager will assist the Company’s sales representatives.

Performance-Based Compensation Structure, page 106

60.	Please provide more detail on page 106 regarding the commissions paid to your sales representatives. The description as currently written is vague and does not provide any definite facts regarding how the commissions are calculated, the number of levels in the upline organization that benefit, the designated period of time the underlying policy must persist to avoid a chargeback, the portion withheld from commissions for chargebacks, etc.

The disclosure on pages 109 and 110 has been revised to provide further detail regarding the commissions paid by the Company to its sales representatives.

Term Life Insurance Products, page 110

61.	Please define “pure protection products” where used on page 110.

The disclosure on page 114 has been revised to define the term “pure protection products.”

62.	Please define “premium banding” where used on page 110.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 21 -

The disclosure on page 114 has been revised to define the term “premium banding.”

63.	We note on page 111 that you present annualized first year premium issued, which do not correspond to premiums earned under GAAP and appears to be a non-GAAP measure. Please present the most directly comparable financial measure and a corresponding reconciliation in accordance with Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

References to the annualized first year premium issued by the Company have been deleted.

Pricing and Underwriting, page 111

64.	We note the following statement on page 111: “We set pricing assumptions for expected claims, lapses, investment returns and expenses based on our own relevant experience and other factors.” Please revise to describe the “other factors” referenced.

The disclosure on page 115 has been revised to describe the “other factors” that are considered by the Company in setting pricing assumptions.

65.	Please explain what a “substandard case” is where mentioned on page 112.

The disclosure on page 117 has been revised to describe a “substandard case.”

Claims Management. page 112

66.	Please quantify the amount of each category of benefit claims paid during each fiscal period presented.

The requested disclosure has been added on page 116.

Investment and Savings Products, page 113

67.	Please revise your disclosure to provide the material terms of your selling agreements with Legg Mason, Van Kampen and American Funds and file each as an exhibit to the registration statement. To the extent you are not substantially dependent on any of these agreements, please provide us with an analysis supporting this determination.

The disclosure has been revised on page 119 to provide the material terms of the Company’s selling agreements with Legg Mason, Van Kampen and American Funds. The Company is filing its selling agreements with Legg Mason, Van Kampen and American Funds with the Amendment as Exhibits 10.26, 10.27 and 10.28, respectively.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 22 -

68.	Please revise your disclosure to provide the material terms of your agreement with MetLife entered into on July 1, 2005, as discussed on page 115, and file the agreement as an exhibit to the registration statement. To the extent you are not substantially dependent on your agreement with MetLife, please provide us with an analysis supporting this determination.

The disclosure on page 120 has been revised to provide the material terms of the Company’s agreement with MetLife. The Company is filing its agreement with MetLife with the Amendment as Exhibit 10.16.

69.	Please provide more information about your sale of 529 college savings plans where discussed on page 115. To the extent your sale of these plans is not material to the company, please so state.

The disclosure on page 120 has been revised to provide more information about the Company’s sale of 529 college savings plans. However, sales of 529 college savings plans are not material to the Company. In 2008, 529 college savings plan sales comprised less than 1% of the sales revenue of the Investment and Savings Products segment.

Other Distributed Products, page 116

70.	We note the following two statements on page 117: “Historically, we have offered fixed rate, fixed term and fully amortizing loans appropriate for a middle income client and have sold loan products almost exclusively for lenders that are affiliates of Citi... We currently offer our loan products on an exclusive basis on behalf of Citi-affiliated lenders.” Please reconcile the use of the words “almost exclusively” and “exclusive” in these two statements.

The disclosure on page 121 has been revised to note that the Company has sold loans almost exclusively for lenders that are affiliates of Citi, except in Puerto Rico, where the Company sold loans products of a third party lender.

Other Products, page 118

71.	Please provide more detail about the prepaid legal services offered by the company.

The disclosure on pages 122 and 123 has been revised to provide additional details about the prepaid legal services program offered by the Company.

Insurance Regulation, page 119

72.	We note your statement that Primerica Life is licensed to transact business in 49 states. Please revise your disclosure to list the one state where they are not licensed.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 23 -

Primerica Life Insurance Company is not licensed to transact business in New York. The Company transacts business in New York through National Benefit Life Insurance Company, a wholly owned subsidiary of Primerica Life Insurance Company. The disclosure has been revised accordingly on page 124.

73.	In the section titled “Additional oversight in Canada” on page 124, please provide a statement indicating whether or not the company and the subsidiaries are currently in compliance with the regulations described.

The disclosure on page 129 has been revised to state that the Company and its subsidiaries are in compliance with Canadian regulations.

Regulations of Investment and Savings Products, page 125

74.	Please provide a statement in this section indicating whether or not the company is current on all required filings discussed on page 125.

The disclosure on page 130 has been revised to state that the Company is currently in compliance with all U.S. and Canadian filing requirements applicable to it.

75.	Please revise your disclosure in the section titled “Certain Regulation Related to Our Affiliation with Citi” on page 127 to provide a summary of the provisions of the American Recovery and Reinvestment Act of 2009 that might affect the compensation of the company’s employees and how such provisions might apply. Please also disclose which members of your senior management team you believe could be restricted.

The disclosure on page 132 has been revised to provide a summary of the provisions of the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 that might affect the compensation of the Company’s employees and to identify the Company’s Named Executive Officers as those members of the Company’s senior management team that could be so affected.

Properties, page 129

76.	To the extent you consider any of your leased properties material to the company’s business, please file a copy of the corresponding lease agreement as an exhibit to the registration statement. See item 601(b)(10) of Regulation S-K.

The Company considers eight lease agreements with non-affiliates to be material to its business. The Company is filing six of these lease agreements with the Amendment as Exhibits 10.18 through 10.21 and 10.23 through 10.24 to the Registration Statement. The Company will file the other two lease agreements in a subsequent amendment to the Registration Statement. The Company also has one lease agreement with Citi. The Company will file such lease agreement in a subsequent amendment to the Registration Statement.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 24 -

Management, page 130

77.	We note the following statement on page 130: “It is expected that each of our director nominees... will become directors upon the consummation of this offering.” Please revise your disclosure, where appropriate, to explain how the nominees will become directors upon consummation of the offering, i.e., by election at a shareholder meeting, by action by written consent or appointed by the board of directors.

The requested disclosure has been added on page 136.

78.	We note that at present you have not determined who the director nominees will be. Please confirm that you will provide a discussion of the business experience and background of each person once identified, as required by Item 401 of Regulation S-K.

The Company confirms that it will describe the business experience and background of each director nominee once such director nominee has been identified in the Registration Statement.

Compensation Discussion and Analysis, page 133

79.	Please provide the name of the outside compensation consultant engaged to assist you in developing the company’s post-offering compensation programs, as mentioned on page 135.

The disclosure on page 141 has been revised to indicate that the outside compensation consultant hired by the Company is Towers Perrin.

80.	Your Compensation Discussion and Analysis does not disclose the predetermined financial and operational performance goals or the self-established individual goals that will be used to determine 2009 executive compensation. Please revise your disclosure to provide the following:

•	A description of all financial, operational and individual goals;

•	A discussion of the achievement of each goal; and

•	A discussion of how the level of achievement affected the actual compensation paid.

To the extent any of the goals are quantified, the discussion in your filing should also be quantified.

As disclosed in the Compensation Discussion and Analysis section, the total compensation of the Company’s executives includes a discretionary bonus opportunity. The Company does not use quantitative “targets” in determining the amount of discretionary bonuses.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 25 -

Currently, the process for determining bonuses begins when Citigroup Inc. determines the aggregate level of bonuses to be paid to employees of its subsidiaries based on the overall performance of Citigroup Inc., and allocates this amount amongst its subsidiaries based on subsidiary performance. Citigroup has not yet made these determinations with respect to 2009 bonuses. Following such determination, the appropriate officers of Citigroup Inc. will review the performance of each of the Company’s executives, with input from the Co-Chief Executive Officers of the Company for executives other than themselves, based on their subjective assessment of such executive’s contributions to the Company during the prior year.

Neither Citigroup Inc. nor the Company establishes specific items of corporate or individual performance by which to measure an executive’s performance to determine his or her bonus. Instead, such review takes into account the Company’s overall performance for the year, whether the Company’s general business objectives have been met and any specific items of Company and individual performance deemed to be relevant. An executive’s personal performance typically is evaluated in part based on his or her experience, skills, knowledge, responsibilities and individual leadership. In addition, in determining individual compensation, Citigroup Inc. considers each executive’s self-assessment of his or her individual performance against self-established financial and operational performance goals. These self-established goals are disclosed in part in the Compensation Discussion and Analysis.

The Company believes that additional detail regarding these goals is not material to a stockholder’s understanding of the Company’s incentive compensation process since these job-specific goals are both numerous (and often, in turn, contain task-specific sub-goals) and are only one of many factors influencing executive bonuses. The relevant disclosure in the Compensation Discussion and Analysis has been revised to clarify the process for determining annual incentive awards based on the foregoing. Please see page 141. To the extent that 2009 bonuses are determined prior to the effective date, the disclosure will be updated to discuss any specific factors influencing the actual incentive compensation paid.

Omnibus Incentive Plan, page 145

81.	We note the following statement on page 145: “A non-qualified stock option is an option that does not qualify under Section 422 of the Code.” Please revise this statement to explain what options do not qualify under Section 422 of the Code.

The disclosure on page 152 has been revised to explain what options do not qualify under Section 422 of the Internal Revenue Code.

82.	We note the following statement on page 146: “The independent committee may postpone the exercise of awards, or the issuance or delivery of shares or cash pursuant to any award for such periods and upon such terms and conditions as the independent committee determines, but not in contravention of Section 409A of the Code.” Please revise this statement to briefly explain the applicable portion of Section 409A of the Code.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 26 -

The disclosure on page 153 has been revised to explain the portion of Section 409A of the Internal Revenue Code applicable to the postponement of the exercise, issuance and delivery of equity awards.

83.	Please define “EESA” where used on page 147.

The acronym “EESA” has been defined where first used on page 35.

Certain Relationships and Related Party Transactions, page 151

84.	Please consider redefining SPFC, AHL and FRAC in this section of the document where discussed.

The disclosure on page 161 has been revised to re-define the acronym “AHL.” The term “SPFC” has been replaced by the term “Prime Reinsurance Company.” The term “FRAC” has been deleted, as the counterparty for that reinsurance agreement has not yet been identified.

85.	Please revise your disclosure to explain what will happen with your YRT reinsurance agreements with third party reinsurers in place when the reinsurance transactions described in this section are consummated. If the agreements will be terminated or allowed to lapse according to their terms, please so state. Otherwise, please describe how the reinsurance arrangements with Citi and these third parties will coexist.

The disclosure on page 158 has been revised to indicate that, after consummation of the 80% Reinsurance Agreement, Primerica Life will maintain current reinsurance placed with third-party reinsurers and will not terminate or materially modify current YRT reinsurance placed with third-party reinsurers, or purchase new YRT reinsurance on policies reinsured by Citi, without the prior approval of Citi.

86.	Please define “experience refund” where used on page 153.

The disclosure on page 160 has been revised to define the term “experience refund.”

87.	We note the following statements on page 152: “Certain policies that convert on or after January 1, 2017 will be excluded from the business covered by the 80% co-insurance agreement... Primerica Life will also have the right to recapture certain policies as they come up for renewal on or after January 1, 2017.” Please explain why these certain policies will be treated differently in the transactions.

A conversion refers to the issuance by Primerica Life Insurance Company of a new coverage in replacement of a coverage under a policy pursuant to an option granted under the terms of such policy. A renewal refers to the continuation of existing coverage after the end of the original premium period. Policies issued as a result of end-of-term conversions are considered to be new policies that can contractually be excluded from the terms of a coinsurance agreement, while renewals may not be excluded from the terms of a coinsurance agreement. Because the “new policies” require additional capital, and because the restructured Company

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 27 -

could be strained in providing capital for such policies until it has established a book of in-force policies, the new policies will not be excluded until on or after January 1, 2017 in order to balance the capital requirements of the Company with the Company’s desire to underwrite new business. Renewals do not require additional capital and generally bring in more revenue than a conversion. To help counter the additional capital requirements that Primerica Life Insurance Company will have once the new policies are excluded, Primerica Life Insurance Company will have the right, but not the obligation, to recapture renewals from Prime Reinsurance Company on or after January 1, 2017. The disclosure has been revised accordingly on page 159.

88.	Please define “Company Action Level,” “Total Adjusted Capital” and “Company Action Level Risk-Based Capital,” as defined by the Vermont Department of Insurance, where used on pages 153 and 154.

The disclosure on page 161 has been revised to define the terms “Company Action Level” and “Total Adjusted Capital.” The term “Company Action Level Risk-Based Capital” has been deleted in the Amendment.

89.	We note the following statement on page 155: “In connection with the block of business that Primerica Life Canada cedes to FRAC, no assets will transfer to FRAC, since there will be a negative statutory reserve balance.” Please provide more detail as to why there will be a negative statutory reserve balance.

The negative reserves arise from the normal course reserve calculation. Life Insurance Reserves in Canada are calculated using the Policy Premium Method (PPM). The reserve under the PPM method is the present value of future expected future cash flows using best estimate assumptions plus a provision for adverse deviations. The disclosure has been revised accordingly on page 163.

90.	We note the section titled “Asset Swap Transaction” on page 155. Please revise your disclosure to describe the assets that will be exchanged by each party and the business purpose behind this portion of the transaction.

Please see the Company’s response to Comment 37.

91.	We note your discussion of the intercompany agreement on page 156 and the last listed bullet point which reads “other matters described in the intercompany agreement.” Please ensure that all material items are included in this discussion.

There are currently no material items for which the Company will agree to indemnify Citi, or Citi will agree to indemnify the Company pursuant to the intercompany agreement other than those described in the prospectus. The disclosure on page 164 has been revised accordingly.

92.	We note the following statement on page 158: “The intercompany agreement will contain customary terms and provisions with respect to, among other things, registration procedures and rights to indemnification in connection with the registration of our common stock on behalf of Citi.” Please revise your discussion to provide more detail about the “customary terms and provisions” mentioned in this statement.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 28 -

The disclosure on page 166 has been expanded to discuss in greater detail the registration rights provided for in the intercompany agreement.

93.	Please revise your discussion on page 159 to describe the “certain competitive activities” which Citi will not engage in pursuant to the intercompany agreement, and the “certain customary exceptions” relevant thereto.

The disclosure on page 166 has been expanded to describe the competitive activities in which Citi will not engage pursuant to the intercompany agreement and the customary exceptions thereto.

94.	We note that the section titled “Other Provisions” on page 159 is vague. Please provide more detail regarding each bulleted item in this section.

The disclosure on page 166 has been revised to delete the section describing “other provisions” of the intercompany agreement, and replace it with a section describing provisions of the intercompany agreement with respect to mutual litigation and settlement cooperation.

95.	Please revise your disclosure to more specifically describe the services to be covered by the transition services agreement.

The disclosure on page 167 has been revised to describe in greater detail the services to be covered by the transition services agreement.

96.	We note the following statement on page 160: “The transition services agreement will include termination provisions standard for agreements of this type.” This statement is vague. Please revise to describe the termination provisions of the agreement.

The disclosure on page 168 has been revised to describe the termination provisions of the transition services agreement.

Relationship with Citi Prior to This Offering, page 161

97.	We note your statement on page 164 that you provide printing, shipping and warehousing of printed materials and “certain other services” to Citi-affiliated entities. Please describe the “certain other services.”

The disclosure on page 171 has been revised to delete the reference to such other services provided by the Company to Citi-affiliated entities.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 29 -

Description of Capital Stock, page 165

98.	In the section titled “Certificate of Incorporation Provision Related to Corporate Opportunities and Interested Directors” on page 169, please provide a reference to your discussion of the intercompany agreement on pages 158 and 159 which discuss non-solicitation, non-hire and non-competition restrictions.

The requested reference has been provided on page 178.

Underwriting, page 179

99.	We note the following statement on page 179: “The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions.” This statement as written is vague. Please revise.

The obligation of the underwriters to purchase the shares as contemplated by the underwriting agreement is subject to market-standard conditions, which principally include: the Registration Statement being effective, the delivery of legal opinions, the accuracy of the representations and warranties made by the Company in the underwriting agreement and the delivery of an accountant’s “comfort” letter. The Company respectfully notes that this a firm offering of shares and, pursuant to the instruction to Item 508(a) of Regulation S-K, the Company need not describe these conditions in the Underwriting section of the prospectus. The Company also respectfully notes that the underwriting agreement will be filed with the Commission as an exhibit to the Registration Statement, permitting investors to review the conditions precedent. Consequently, the Company has not revised this statement.

100.	Please revise your disclosure to provide a brief description of the “certain liabilities and expenses” you have agreed to indemnify the underwriters against, as mentioned on pages 180 and 181. See Item 508(g) of Regulation S-K.

The disclosure on pages 187 and 188 has been revised to provide a brief description of the liabilities and expenses for which the Company and the selling stockholder have agreed to indemnify the underwriters and vice versa.

Audited Combined Financial Statements

Notes to Combined Financial Statements

(2) Summary of Significant Accounting Policies

(a) Principles of Combination Basis of Presentation, and Use of Estimates, page F-7

101.	Please refer to your disclosure that the Company will dividend certain assets to the Parent prior to the completion of the reinsurance transaction and the offering. Explain to us your basis for excluding the assets that will be transferred to the Parent and the related results from the years reported in the combined financial statements and not giving effect to this transaction in the pro forma financial statements.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 30 -

The disclosure on page F-7 has been revised to provide the basis for the Company’s exclusion of such assets from the Company’s financial statements.

(e) Deferred Policy Acquisition Costs (DAC)

102.	Based on your disclosure in the Investments and Savings Products Segment section of MD&A it appears that you defer acquisition costs related to these products. These investment products do not appear to be insurance contracts. See paragraph 15 of SFAS 97. Please explain to us your basis under GAAP for deferring acquisition costs related to these products.

The segregated funds issued in Canada are the only products within the Investments and Savings Products Segment on which the Company defers acquisition costs. These funds are versions of variable annuity contracts sold by the Company in the United States. In Canada, the formal name for the product is “Individual Variable Insurance Contract.” Segregated funds are sold only by sales representatives that are licensed to sell life insurance. Segregated funds are required to provide minimum death and maturity guarantees and have a maturity date at least ten years beyond the issue date in order to qualify as an insurance contract in Canada. The Company’s products meet these requirements and are considered insurance contracts in Canadian GAAP.

Under U.S. GAAP, the Company considers Canadian segregated funds to be investment contracts under FAS 97, similar to U.S. variable annuity contracts. Paragraph 15 of FAS 97 states that investment contracts shall not be accounted for as insurance contracts and amounts received as payments for such contracts shall not be reported as revenues. While no specific guidance is given in FAS 97 for the amortization method to use for investment contracts, AICPA Practice Bulletin 8, paragraph 7 states that: “The amortization method described in FAS 97, paragraph 22 for universal life-type contracts shall be used to amortize acquisition costs deferred under FAS 60, paragraph 11 for investment contracts that include significant surrender charges or that yield significant revenues from sources other than the investment of contract holders’ funds.” The above reference to amortization methodology also indicates that deferring acquisition costs on the related investment contracts is acceptable under U.S. GAAP.

The Company’s segregated funds have initial surrender charges of 5.75% of the fund balance, which is very similar to surrender charges for variable annuity contracts sold in the United States. These surrender charges are deemed significant in variable annuity contracts, and likewise for Canadian segregated funds, as referenced in AICPA Practice Bulletin 8. Additionally, the segregated funds have management and administration fees of 2.1% of the fund balances, representing a significant source of the Company’s revenue other than the investment of contract holders’ funds. Therefore, the Company defers and amortizes the related acquisition charges in accordance with FAS 97.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 31 -

(4) Investments

Other-Than-Temporary Impairment, page F-24

103.	Please expand your disclosure to specifically explain why you impaired bonds that were not in default during the periods presented. Your explanation should describe the factors that occurred during the period of recognition. In addition, describe any material changes in estimated cash-flows from when you acquired the asset/mortgage-backed securities. Provide a similar level of disclosure for the subsequent interim periods.

The disclosure on pages F-24 and F-25 has been revised as requested.

Fair Value, page F-26

104.	Please clarify your disclosure to state whether you exercise any judgment in utilizing the industry-standard pricing methodologies in determining the fair value of securities in Level 2. If you do exercise judgment, explain why you believe that it is appropriate to classify the securities fair valued under this method as Level 2.

The disclosure on pages F-26 and F-27 has been revised as requested.

105.	On page F-8, you disclose that you obtain estimates from independent pricing services and you disclose here that you use non-binding broker quotes to fair value your investment securities. Please revise your disclosure to describe the nature and amount of assets you valued using these sources and whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services.

The Company has provided disclosure on pages F-26 and F-27 concerning its assessment of the fair value of its investments in response to the Staff’s prior Comment.

(8) Separate Accounts, page F-30

106.	Please revise your disclosure to clarify what you mean by “[t]herefore, the net amount at risk is not necessarily equal to 25% of the account value. There is no additional liability for these contracts at December 31, 2008 or 2007, as the net amount at risk are diminimus.”

The disclosure on page F-30 has been revised as requested.

(11) Goodwill and Other Intangible Assets, page F-34

107.	Please revise your disclosure to clarify why the deterioration in the financial markets and economic outlook did not result in the impairment of other intangible assets.

The disclosure on pages F-35 and F-36 has been revised as requested.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 32 -

(12) Income Taxes, page F-36

108.	Please expand your disclosure to clarify the nature of each material deferred tax asset and deferred tax liability. For example, describe the nature of the deferred tax asset “investments” and the “deferred policy acquisition costs” deferred tax liability.

The disclosure on page F-38 has been revised as requested.

Unaudited Condensed Combined Financial Statements

109.	In the event that KPMG includes their review report in a pre-effective amendment please file a letter from the independent accountant as Exhibit 15 acknowledging awareness of the use of their report in the registration statement.

The Company is filing the letter of KPMG, dated December 22, 2009, concerning its review of the Company’s unaudited financial statements for the nine months ended September 30, 2009 with the Amendment as Exhibit 15.1.

Item 16. Exhibits and Financial Statements Schedules, page II-2

110.	Please file as exhibits to the registration statement the trust agreements to be entered into with SPFC, NBLIC and Primerica Life Canada in conjunction with the “Citi reinsurance transactions.”

The Company will file as exhibits to the Registration Statement any trust agreements that it enters into pursuant to the Citi reinsurance transactions once such agreements have been agreed to in substantially final form.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

December 22, 2009

Page - 33 -

Please telephone the undersigned at (212) 735-2153 or Gregory A. Fernicola at (212) 735-2918 if you have any questions or need any additional information.

Very truly yours,

/s/ Joshua B. Goldstein
Joshua B. Goldstein

cc:	Peter W. Schneider
Executive Vice President, General
Counsel and Secretary
Primerica, Inc.